SECURITIES AND EXCHANGE COMMISSION

Release No. IC-30296; File No. 812-14040

Hatteras Variable Trust, et al.; Notice of Application

December 6, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an exemption pursuant to Section 6(c) of the Investment

Company Act of 1940, as amended (the "Act"), seeking exemptions from Sections 9(a), 13(a),

15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder.

Applicants: Hatteras Variable Trust ("Trust") and Hatteras Alternative Mutual Funds

("Hatteras") (collectively, "Applicants").

Summary of Application: Applicants request an order pursuant to Section 6(c) of the Act

granting exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Act and

Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a life insurance company

separate account supporting variable life insurance contracts ("VLI Accounts") holds shares of

an existing portfolio of the Trust (an "Existing Fund") or a "Future Fund," as defined below (any

Existing Fund or Future Fund is referred to herein as a "Fund," and collectively, the "Funds"),

and one or more of the following other types of investors also hold shares of the Funds: (i) any

life insurance company separate account supporting variable annuity contracts ("VA Accounts");

(ii) any VLI Account; (iii) trustees of qualified group pension or group retirement plans ("Plans"

or "Qualified Plans") outside the separate account context; (iv) the investment adviser or any

subadviser to a Fund or affiliated persons of the adviser or subadviser (representing seed money

investments in the Fund) ("Advisers"); and (v) any general account of an insurance company

depositor of VA Accounts and/or VLI Accounts and affiliated persons of such insurance

company ("General Accounts"). As used herein, a Future Fund is any investment company (or

investment portfolio or series thereof), other than an Existing Fund, designed to be sold to VA

Accounts and/or VLI Accounts and to which Applicants or their affiliates may in the future serve

as investment advisers, investment subadvisers, investment managers, administrators, principal

underwriters or sponsors.

Filing Date: The application was filed on June 4, 2012, and amended and restated on October 2,

2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 31,

2012, and should be accompanied by proof of service on Applicants, in the form of an affidavit

or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's

interest, the reason for the request, and the issues contested. Persons may request notification of

a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicants, c/o Joshua B. Deringer, Esq., Drinker Biddle & Reath LLP, One Logan

Square, Ste. 2000, Philadelphia, PA 19103-6996. Copy to J. Michael Fields, Hatteras

Alternative Mutual Funds, LLC, 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

For Further Information Contact: Mark Cowan, Senior Counsel, or Michael Kosoff, Branch

Chief, Office of Insurance Products, Division of Investment Management at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search.htm, or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Trust is registered under the Act as an open-end management investment company (File No. 811-22660) and is currently comprised of one Existing Fund: Hatteras Alpha Hedged Strategies Variable Fund. The Trust has registered a class of shares of the Existing Fund under the Securities Act of 1933 (the "1933 Act") (File No. 333-179263) on Form N-1A. The Trust may in the future establish additional Funds and additional classes of shares for any of the Funds. Shares of the Trust will not be offered to the general public.

2.   Hatteras serves as the investment adviser to the Trust and the Existing Fund. Subject to the authority of the Board of Trustees of the Trust, Hatteras is responsible for the overall management of the business affairs of the Trust and manages the investment operations of the Existing Fund, including the purchase, retention and disposition of securities in accordance with the Fund's investment objective.

3.   The Existing Fund proposes, on their own behalf and on behalf of Future Funds, to offer their shares to VLI and VA Accounts of various life insurance companies ("Participating Insurance Companies") to serve as investment media to support variable life insurance contracts and variable annuity contracts (together, "Variable Contracts") issued through such accounts. Each VLI Account and VA Account is or will be established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company's state of domicile. If a VLI Account or VA Account is registered as an investment company, it will be a "separate account" as defined by Rule 0-1(e) (or any successor rule) under the Act and will be registered as a unit investment trust. For purposes of the Act, the Participating Insurance

Company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

4. There are currently no Participating Insurance Companies.

5. The Funds will sell their shares to VLI and VA Accounts only if each Participating Insurance Company sponsoring such a VLI or VA Account enters into a participation agreement with the Funds. The participation agreements define or will define the relationship between each Fund and each Participating Insurance Company and memorialize or will memorialize, among other matters, the fact that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any VLI or VA Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the sale and distribution of Variable Contracts issued through such Accounts. The role of the Funds under this arrangement, with regard to the federal securities laws, will consist of offering and selling shares of the Funds to the separate accounts and fulfilling any conditions that the Commission may impose in granting the requested order.

6. The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as "mixed funding." The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other is referred to herein as "shared funding."

7.　　　Applicants propose that the Existing Fund and any Future Fund may offer and sell their shares directly to Qualified Plans and to the Fund's Adviser or General Account of a Participating Insurance Company.

8.　　　The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, Qualified Plans, Advisers and General Accounts is referred to herein as "extended mixed funding."

Applicants' Legal Analysis:

1.　　　Section 9(a) of the Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company's shares.

2.　　　Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting certain VLI Contracts and to their life insurance company depositors under limited circumstances, as described in the application. VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) if shares of the Fund are held by a VLI Account through which certain VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated Adviser, any VA Account, a Qualified Plan or a General Account. Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where certain VLI Account holds

shares of the Funds and one or more of the following types of investors also hold shares of the

Funds: (i) VA Accounts and VLI Accounts (supporting scheduled premium or flexible premium

VLI Contracts) of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified

Plans; (iii) Advisers; and/or (iv) General Accounts.

3.   Applicants maintain that there is no policy reason for the sale of Fund shares to

Qualified Plans, Advisers or General Accounts to prohibit or otherwise limit a Participating

Insurance Company from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15).

Nonetheless, Rule 6e-2 and Rule 6e-3(T) each specifically provides that the relief granted

thereunder is available only where shares of the underlying fund are offered *exclusively* to

insurance company separate accounts. In this regard, Applicants request exemptive relief to the

extent necessary to permit shares of the Funds to be sold to Qualified Plans, Advisers and

General Accounts while allowing Participating Insurance Companies and their VA Accounts and

VLI Accounts to enjoy the benefits of the relief granted under Rule 6e-2(b)(15) and Rule 6e-

3(T)(b)(15). Applicants note that if the Funds were to sell their shares only to Qualified Plans,

exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary. The relief provided

for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to Qualified Plans, Advisers

or General Accounts or to a registered investment company's ability to sell its shares to such

purchasers.

4.   Applicants are not aware of any reason for excluding separate accounts and

investment companies engaged in shared funding from the exemptive relief provided under

Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment

companies engaged in mixed funding from the exemptive relief provided under Rule 6e-

2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance

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Companies from the exemptive relief requested because the Funds may also sell their shares to Qualified Plans, Advisers and General Accounts. Rather, Applicants submit that the proposed sale of shares of the Funds to these purchasers may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

5.   For the reasons explained below, Applicants have concluded that investment by Qualified Plans, Advisers and General Accounts in the Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

6.   Consistent with the Commission's authority under Section 6(c) of the Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their separate accounts investing in the Existing Fund and Future Funds, as well as their principal underwriters, that currently invest or in the future will invest in the Funds.

7.   Section 6(c) of the Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

8. Section 9(a)(3) of the Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management of the underlying investment company.

9. Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).

10. The Applicants represent that the sale of Fund shares to Qualified Plans, Advisers or General Accounts will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Qualified Plans will be held by such Plans. The exercise of voting rights by Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Plans, which are not registered

as investment companies under the Act, there is no requirement to pass through voting rights to Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Plan assets to certain specified persons as discussed in the application.

11.   Similarly, Advisers and General Accounts are not subject to any pass-through voting rights. Accordingly, unlike the circumstances surrounding VLI Account and VA Account investments in shares of the Funds, the issue of the resolution of any material irreconcilable conflicts with respect to voting is not present with respect to Advisers or General Accounts of Participating Insurance Companies.

12.   Applicants recognize that the prohibitions on mixed and shared funding might raise concerns regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. However, now, under the tax code any underlying fund, including the Funds, that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.

13.   Applicants assert that the rights of an insurance company on its own initiative or on instructions from a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. Applicants state that The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the "NAIC Model Regulation") suggests that it is unlikely that insurance regulators would find an underlying fund's investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.

14.   Applicants assert that shared funding by unaffiliated insurance companies does

not present any issues that do not already exist where a single insurance company is licensed to

do business in several or all states. A particular state insurance regulator could require action

that is inconsistent with the requirements of other states in which the insurance company offers

its contracts. However, the fact that different insurers may be domiciled in different states does

not create a significantly different or enlarged problem. Shared funding by unaffiliated insurers,

in this respect, is no different than the use of the same investment company as the funding

vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated

insurers may be domiciled in different states and be subject to differing state law requirements.

Affiliation does not reduce the potential, if any exists, for differences in state regulatory

requirements. In any event, the conditions set forth below are designed to safeguard against, and

provide procedures for resolving, any adverse effects that differences among state regulatory

requirements may produce. If a particular state insurance regulator's decision conflicts with the

majority of other state regulators, then the affected Participating Insurance Company will be

required to withdraw its separate account investments in the relevant Fund. This requirement

will be provided for in the participation agreement that will be entered into by Participating

Insurance Companies with the relevant Fund.

15.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the

right to disregard the voting instructions of VLI Contract owners in certain circumstances. This

right derives from the authority of state insurance regulators over VLI Accounts and VA

Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may

disregard VLI Contract owner voting instructions only with respect to certain specified items.

Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the

advisability or legality of a change in investment policies, principal underwriter or investment

adviser initiated by such Contract owners. The potential for disagreement is limited by the

requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company's disregard of

voting instructions be reasonable and based on specific good faith determinations.

16.   A particular Participating Insurance Company's disregard of voting instructions,

nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners.

The Participating Insurance Company's action possibly could be different than the determination

of all or some of the other Participating Insurance Companies (including affiliated insurers) that

the voting instructions of VLI Contract owners should prevail, and either could preclude a

majority vote approving the change or could represent a minority view. If the Participating

Insurance Company's judgment represents a minority position or would preclude a majority

vote, then the Participating Insurance Company may be required, at the relevant Fund's election,

to withdraw its VLI Accounts' and VA Accounts' investments in the relevant Fund. No charge

or penalty will be imposed as a result of such withdrawal. This requirement will be provided for

in the participation agreement entered into by the Participating Insurance Companies with the

relevant Fund.

17.   Applicants assert that there is no reason why the investment policies of a Fund

would or should be materially different from what these policies would or should be if the Fund

supported only VA Accounts or VLI Accounts, whether flexible premium or scheduled premium

VLI Contrasts. Each type of insurance contract is designed as a long-term investment program.

18.   Each Fund will be managed to attempt to achieve its specified investment

objective, and not favor or disfavor any particular Participating Insurance Company or type of

insurance contract. There is no reason to believe that different features of various types of

Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts. The sale of Variable Contracts and ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

19.   Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each "pool" of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the Funds. Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Funds serving diverse goals.

20.   Applicants do not believe that the sale of the shares to Plans, Advisers or General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Plan participants.

21.   Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, VA Accounts, VLI Accounts, Advisers and General Accounts all invest in the same Fund. Applicants have

concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if Plans, VLI Accounts, and VA Accounts all invest in the same Fund.

22.   Applicants note that, while there are differences in the manner in which distributions from VLI Accounts and Qualified Plans are taxed, these differences have no impact on the Funds. When distributions are to be made, and a VLI Account or Plan is unable to net purchase payments to make distributions, the VLI Account or Plan will redeem shares of the relevant Fund at its net asset values in conformity with Rule 22c-1 under the Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its VLI Contract and a Plan will then make distributions in accordance with the terms of the Plan.

23.   Applicants considered whether it is possible to provide an equitable means of giving voting rights to Variable Contract owners, Plans, Advisers and General Accounts. In connection with any meeting of Fund shareholders, the Fund will inform each Participating Insurance Company (with respect to its separate accounts and general account), Adviser, and Qualified Plan of its share holdings and provide other information necessary for such shareholders to participate in the meeting (*e.g.*, proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts in accordance with Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the Act, as applicable, and its participation agreement with the relevant Fund. Shares of a Fund that are held by an Adviser or a General Account will generally be in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights. However, an Adviser or General Account will vote its shares in such other manner as may be required by the Commission or its staff.

Shares held by Plans will be voted in accordance with applicable law. The voting rights provided

to Plans with respect to the shares would be no different from the voting rights that are provided

to Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a

material irreconcilable conflict arises because of a Plan's decision to disregard Plan participant

voting instructions, if applicable, and that decision represents a minority position or would

preclude a majority vote, the Plan may be required, at the election of the relevant Fund, to

withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such

withdrawal.

24.   Applicants do not believe that the ability of a Fund to sell its shares to a Qualified

Plan, Adviser or General Account gives rise to a senior security as defined by Section 18(g) of

the Act. Regardless of the rights and benefits of participants under Plans or owners of Variable

Contracts, VLI Accounts, VA Accounts, Qualified Plans, Advisers and General Accounts only

have, or will only have, rights with respect to their respective shares of a Fund. These parties can

only redeem such shares at net asset value. No shareholder of a Fund has any preference over

any other shareholder with respect to distribution of assets or payment of dividends.

25.   Applicants do not believe that the veto power of state insurance commissioners

over certain potential changes to Fund investment objectives approved by Variable Contract

owners creates conflicts between the interests of such owners and the interests of Plan

participants, Advisers or General Accounts. Applicants note that a basic premise of corporate

democracy and shareholder voting is that not all shareholders may agree with a particular

proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts

of interest exist between or among such shareholders or that occasional conflicts of interest that

do occur between or among them are likely to be irreconcilable.

26.   Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Fund held by their separate accounts, Applicants state that the Plans and participants in participant-directed Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Plans, hold cash pending suitable investment. As a result, conflicts between the interests of Variable Contract owners and the interests of Plans and Plan participants can usually be resolved quickly since the Plans can, on their own, redeem their Fund shares. Advisers and General accounts can similarly redeem their shares of a Fund and make alternative investments at any time.

27.   Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of Variable Contract owners and Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

28.   Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application. Applicants believe that the sale of Fund shares to Qualified Plans would not increase the risk of material irreconcilable conflicts between the interests of Plan participants and Variable Contract owners or other investors. Further, Applicants submit that the use of the Funds with respect to Plans is not substantially dissimilar from each Fund's current and anticipated use, in that Plans, like separate accounts, are generally long-term investors.

29.   Applicants assert that permitting a Fund to sell its shares to an Adviser or to the General Account of a Participating Insurance Company for the purpose of obtaining seed money will enhance management of each Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

30.   Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers' lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of the Funds as a common investment vehicle for Variable Contracts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

31.   Applicants state that the Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Funds' Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Therefore, making the Funds available for mixed and shared funding will encourage more insurance companies to offer Variable Contracts. This should result in increased competition with respect to both Variable Contract design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in a Fund to Qualified Plans, in addition to VLI Accounts and VA Accounts, will likewise result in an increased amount of assets available for investment in a Fund.

32.   Applicants also submit that, regardless of the type of shareholder in a Fund, an

Adviser is or would be contractually and otherwise obligated to manage the Fund solely and

exclusively in accordance with the Fund's investment objectives, policies and restrictions, as

well as any guidelines established by the Fund's Board of Trustees (the "Board").

33.   Applicants assert that sales of Fund shares, as described above, will not have any

adverse federal income tax consequences to other investors in such a Fund.

34.   In addition, Applicants assert that granting the exemptions requested herein is in

the public interest and, as discussed above, will not compromise the regulatory purposes of

Sections 9(a), 13(a), 15(a), or 15(b) of the Act or Rules 6e-2 or 6e-3(T) thereunder.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following

conditions which shall apply to the Funds as well as any Future Fund that relies on the order:

1.   A majority of the Board of each Fund will consist of persons who are not

"interested persons" of the Fund, as defined by Section 2(a)(19) of the Act, and the rules

thereunder, and as modified by any applicable orders of the Commission, except that if this

condition is not met by reason of death, disqualification or bona fide resignation of any trustee or

trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the

vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of

shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the

Commission may prescribe by order upon application, or by future rule.

2.   The Board will monitor a Fund for the existence of any material irreconcilable

conflict between and among the interests of the owners of all VLI Contracts and VA Contracts

and participants of all Plans investing in the Fund, and determine what action, if any, should be

taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Fund are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Plans or Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Plan to disregard the voting instructions of Plan participants.

3.   Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a Fund), any investment adviser to a Fund, and any Plan that executes a participation agreement upon its becoming an owner of 10% or more of the net assets of a Fund (collectively, "Participants") will report any potential or existing conflicts to the Board. Each Participant will be responsible for assisting the Board in carrying out the Board's responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each Plan to inform the Board whenever it has determined to disregard Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their participation agreement with a Fund, and these responsibilities

will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Plans under their participation agreement with a Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Plan participants.

4.　　If it is determined by a majority of the Board, or a majority of the disinterested trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Fund and reinvesting such assets in a different investment vehicle, including another Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (*i.e*., VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Plans from the affected Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Fund, to withdraw such Participating Insurance

Company's VLI Account and VA Account investments in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Plan's decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their participation agreement with a Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Plan participants.

For purposes of this Condition 4, a majority of the disinterested trustees of the Board of a Fund will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Fund or its investment adviser be required to establish a new funding vehicle for any Variable Contract or Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Plan will be required by this Condition 4 to establish a new funding vehicle for the Plan if: (a) a majority of the Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Plan, the Plan trustee makes such decision without a Plan participant vote.

5.   The determination by the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.   Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as the Commission continues to interpret the Act as requiring such pass-through voting privileges. However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the Act, pass-through voting privileges will be extended to owners of such Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their VLI and VA Accounts investing in a Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.

The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their participation agreement with the Fund. Each Participating Insurance Company will vote shares of each Fund held in its VLI or VA Accounts for which no timely voting instructions are received, as well as shares attributed to it, in the same proportion as those shares for which voting instructions are received. Each Plan will vote as required by applicable law, governing Plan documents and as provided in this Application.

7.   As long as the Commission continues to interpret the Act as requiring that pass-through voting privileges be provided to Variable Contract owners, a Fund Adviser or any General Account will vote its respective shares of the Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such

an Adviser or General Account shall vote its shares in such other manner as may be required by the Commission or its staff.

8.   Each Fund will comply with all provisions of the Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares), and, in particular, the Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the Act not to require such meetings) or comply with Section 16(c) of the Act (although each Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each Fund will act in accordance with the Commission's interpretations of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate thereunder.

9.   A Fund will make its shares available to the VLI Accounts, VA Accounts, and Plans at or about the time it accepts any seed capital from its Adviser or from the General Account of a Participating Insurance Company.

10.   Each Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Plan documents. Each Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Plans; (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Fund and the interests of Plan participants investing in the Fund, if applicable, may conflict; and (c) the Fund's Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.   If and to the extent Rule 6e-2 and Rule 6e-3(T) under the Act are amended, or

proposed Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of

the Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions

materially different from any exemptions granted in the order requested in this Application, then

each Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as

may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent

such rules are applicable.

12.   Each Participant, at least annually, shall submit to the Board of each Fund such

reports, materials or data as the Board reasonably may request so that the trustees may fully carry

out the obligations imposed upon the Board by the conditions contained in this Application. Such

reports, materials and data shall be submitted more frequently if deemed appropriate by the

Board. The obligations of the Participants to provide these reports, materials and data to the

Board, when it so reasonably requests, shall be a contractual obligation of all Participants under

their participation agreement with the Fund.

13.   All reports of potential or existing conflicts received by a Board, and all Board

action with regard to determining the existence of a conflict, notifying Participants of a conflict

and determining whether any proposed action adequately remedies a conflict, will be properly

recorded in the minutes of the Board or other appropriate records, and such minutes or other

records shall be made available to the Commission upon request.

14.   Each Fund will not accept a purchase order from a Qualified Plan if such purchase

would make the Plan an owner of 10 percent or more of the net assets of the Fund unless the Plan

executes an agreement with the Fund governing participation in the Fund that includes the

conditions set forth herein to the extent applicable. A Plan will execute an application containing

an acknowledgement of this condition at the time of its initial purchase of shares.

Conclusion:

Applicants submit, for all the reasons explained above, that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary